

March 13, 2013

<u>Via Facsimile</u>
Mr. Marcelo Eduardo Martins
Chief Financial Officer
Cosan Limited
Av. Juscelino Kubitschek, 1327 – 4th floor
São Paulo, SP 04543-000, Brazil

> **Re: Cosan Limited**
> **Form 20-F for Fiscal Year Ended**
> **March 31, 2012**
> **Filed July 31, 2012**
> **File No. 1-33659**

Dear Mr. Martins:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 20-F for Fiscal Year Ended March 31, 2012</u>

<u>Management's Annual Report on Internal Control over Financial Reporting, page F-1</u>

1.   We note management has elected to exclude Raizen Downstream from the evaluation, and this constitutes proportionally consolidated amounts of R$7,293,591 of total and net assets, as of March 31, 2012 and R$16,539,597 of revenues for the year then ended. We note your Item 15 disclosure on page 109 and your Report of Independent Registered Accounting Firm on page F-2 includes different amounts related to Raizen. Please clarify which amounts are accurate and revise to provide consistent disclosure.

Notes to the consolidated financial statements

Note 21. Gain on the de-recognition of subsidiaries operations to form the Joint Ventures, page F-60

2.   We note that the fair value of the remaining interest in the joint ventures is based on an appraisal report prepared by independent appraisers. It does not appear that the appraisal report has been filed. Additionally, please see the requirements of Item 10G of Form 20-F in regards to a statement or report attributed to an expert. Revise to file the appraisal report and include the disclosure required by Item 10G of Form 20-F. As an alternative, you may delete all references to the use of independent appraisers.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Carroll at (202) 551-3362 or Kim Calder at (202) 551-3701 if you have any questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief